BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:                                         Duc Dang, Special Counsel

Folake Ayoola, Attorney Advisor

Mark Rakip, Staff Accountant

Robert Telewicz, Staff Accountant

September 25, 2013

Re:                             Premier, Inc.

Registration Statement Filed on Form S-1

Registration No. 333-190828

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between September 16, 2013 and the date hereof the number of Preliminary Prospectuses dated September 16, 2013, which were furnished to 7 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 6,709.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m., Washington, D.C. time, on September 25, 2013 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

J.P. MORGAN SECURITIES LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
WELLS FARGO SECURITIES, LLC

As Representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Lee Stetner
Name: Lee Stetner
Title: Managing Director

MERRILL LYNCH, PIERCE, FENNER & SMITH

INCORPORATED

By:	/s/ Richard A. Diaz
Name: Richard A. Diaz
Title: Authorized Signatory

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director